UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Streamline Health Solutions Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

86323X106
(CUSIP Number)

September 26, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86323X106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCI Partners Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC® USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,917,082
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,917,082
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,917,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (see instructions) PN, IN This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of September 26, 2023

Item 1(a).	Name of Issuer:

Streamline Health Solutions Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2400 Old Milton Pkwy., Box 1353, Alpharetta, GA 30009

Item 2(a).	Name of Person Filing:

GCI Partners Opportunity Fund LP

Niraj A. Gupta

3,004,813 shares of Common Stock reported in this Schedule 13G are held by GCI Partners Opportunity Fund and 912,269 shares are held directly by Niraj A. Gupta, Managing Member of the Investment Manager, GCI Partners LLC, and Portfolio Manager of GCI Partners Opportunity Fund

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Business address GCI Partners Opportunity Fund LP: 1350 Avenue of the Americas, 3rd Floor New York, NY 10019

Item 2(c).	Citizenship:

GCI Partners Opportunity Fund LP - Delaware Mr. Gupta is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number: 86323X106

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		3,917,082
	(b)	Percent of Class:		6.6%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	3,917,082
		(ii)	shared power to vote or to direct the vote:	Not applicable
		(iii)	sole power to dispose or to direct the disposition of:	3,917,082
		(iv)	shared power to dispose or to direct the disposition of:	Not applicable

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2023	GCI Partners Opportunity Fund LP

/s/ Niraj A. Gupta
	Name:	Niraj A. Gupta
	Title:	Managing Member of GCI Partners LLC, the Investment Manager of GCI Partners Opportunity Fund LP